SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

PANACHE BEVERAGE INC.

(F/K/A BMX DEVELOMENT CORP.)

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

698105 103

(CUSIP Number)

c/o Chris Cottone, 7951 SW 6th St., Suite 216, Plantation, FL 33324

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 19, 2011

(Date of Event Which Requires Filing of This Statement)

(1)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ࿇

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James Dale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
	7	SOLE VOTING POWER 13,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.98% *
14	TYPE OF REPORTING PERSON IN

* Based on approximately 24,537,891 shares of common stock issued and outstanding on September 26, 2011.

(2)

Item 1. Security and Issuer.

    This Statement relates to shares of common stock, $.001 par value (the "Common Stock") of Panache Beverage Inc., f/k/a BMX Development Corp., a Florida Corporation (the “Issuer” or "Registrant"), whose principal executive offices are located at 40 W. 23rd Street, 2nd Floor, New York, NY 10001. At present, the Issuer has 24,537,891 shares of common stock issued and outstanding.

Item 2. Identity and Background.

a.	The name of the Reporting Person is James Dale (“Mr. Dale”).

b.	The address of Mr. Dale is 40 W. 23rd Street, 2nd Floor, New York, NY 10001.

c.	Mr. Dale is the Chief Executive Officer and Chairman of the Issuer. The principal business of the Issuer is an alcoholic beverage company specializing in the development and global sales and marketing of spirits brands. Its principal address is 40 W. 23rd Street, 2nd Floor, New York, NY 10001.

d.	During the past five years, Mr. Dale has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the past five years, Mr. Dale has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Mr. Dale is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

    The source and amount of other consideration used in making the purchases are reported on this statement. Mr. Dale is the individual member and Manager of Panache LLC (“Panache”), a New York Limited Liability Company. Pursuant to and as of the closing of the plan of exchange amongst the Registrant and Panache, which occurred on August 19, 2011, the Registrant authorized its transfer agent, to issue Panache Members 17,440,000 shares of common stock of the Registrant pursuant to Rule 144 under the Securities Act of 1933, as amended, equal to approximately 90% of Registrant's then outstanding Common Stock, in exchange for all of the membership interest units of Panache owned by the Panache Members. Upon completion of the physical exchange of the share certificates, Panache became a wholly-owned subsidiary of the Registrant. The reported shares were acquired by Mr. Dale pro rata equal to his membership interest units in Panache.

In addition, Mr. Dale entered into a Share Purchase Agreement (“Purchase Agreement”) with Michael J. Bongiovanni (“Mr. Bongiovanni”), an individual shareholder and former President / Chief Executive Officer of the Registrant, pursuant to which, Mr. Bongiovanni sold an aggregate of 2,560,000 of the Registrant’s common shares, par value $0.001 (the “Shares”) to Mr. Dale, for an aggregate purchase price of $125,000. As a result of the closing of the Purchase Agreement, as long as the Plan of Exchange, Mr. Dale holds 52.98% of the Registrant’s outstanding capital stock resulting in a change in control of the Registrant.

Item 4. Purpose of Transaction.

    The purpose of the acquisition was to allow Mr. Dale to acquire a significant equity position in the Issuer as compensation for the surrender of his membership interest units in Panache. Mr. Dale has no plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5. Interest in Securities of the Issuer.

    a. At present, the Issuer has issued and outstanding 24,537,891 shares of Common Stock of which Mr. Dale is presently the record owner of 13,000,000 common shares. Mr. Dale is not part of a group within the meaning of Section 13(d)(3) of the Act.

(3)

    b. The following table indicates the number of shares as to which Mr. Dale has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
James Dale	13,000,000	52.98% *

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
James Dale	0	0.00%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
James Dale	13,000,000	52.98% *

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
James Dale	0	0.00%

* Based on approximately 24,537,891 shares of common stock issued and outstanding on September 26, 2011.

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            None.

Item 7. Material to be Filed as Exhibits.

           None.

(4)

SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2011

By: /s/ James Dale

James Dale